November 3, 2017

VIA EDGAR

Mr. William H. Thompson

Accounting Branch Chief

Office of Consumer Products United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Spindle Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Form 10-Q for the Period Ended June 30, 2017

Filed April 19, 2017 and August 14, 2017

File No. 0-55151

Dear Mr. Thompson:

This letter is in response to your oral comments received October 19, 2017.  For your ease of reference, we have provided your comments in this response.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operation, page 22

1.

It appears you added cost of sales to arrive at gross profit instead of subtracting amounts in the table reconciling adjusted EBITDA. Please advise or revise.

Response:  We agree with the staff’s position.  We will remove adjusted EBITDA in the amended filing of the Form 10-K for the Fiscal Year Ended December 31, 2016.

2.

Your current reconciliation of adjusted EBITDA is similar to presenting a full non-GAAP income statement and is considered more prominent. Additionally, you begin your reconciliation with net operating loss instead of beginning with net loss. As such, please revise your reconciliation to remove revenue and expense items, begin your reconciliation with net loss and reconcile net loss to adjusted EBITDA showing only those adjustments that affected net loss. Refer to Question 102.10 in the Non-GAAP Financial Measures section of our Compliance Disclosure and Interpretations. Please note that this comment also applies to filings on Form 10-Q.

Response:  We agree with the staff’s position.  We will remove adjusted EBITDA in the amended filing of the Form 10-K for the Fiscal Year Ended December 31, 2016.   We will remove adjusted EBITDA in the amended filing of the Form 10-Q for the Periods Ended March 31, 2017 and June 30, 2017.

Item 9A. Controls and Procedures

Internal Controls, page 28

3.

In future filings, please disclose which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

Response:  We agree to disclose the criteria used for the assessment of internal control over financial reporting in future filings.

Exhibit Index

4.

It appears your Form 10-K is incorporated by reference into Form S-8 filed June 6, 2014. Please tell us why you did not file a consent related to the use of the audit report. Refer to Item 601(23) of Regulation S-K.

Response:  The auditor consent was inadvertently omitted.  There have been no stock issuances under the registration statement on Form S-8 since the filing of the Form 10-K for the Fiscal Year Ended December 31, 2016.  We will add the auditor consent in the amended filing of the Form 10-K for the Fiscal Year Ended December 31, 2016.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Condensed Statements of Cash Flows

5.

Please reconcile for us the changes in operating assets and liabilities to the change in such amounts reflected in the condensed balance sheet at June 30, 2017 on page 4.

Response:  The differences are mostly attributed to stock-related transactions and that also affected the equity side of the balance sheet.  Please see Exhibit A for a detailed table.

Note 7 - Other intangible Assets, page 12

6.

We understand that you did not recognize the fair value the contingent consideration payable to CoverCake, Inc. because the actual payout is not currently determinable beyond a reasonable doubt. Please explain to us why you are unable to estimate the fair value of the contingent consideration. Please refer to ASC 805-50-30-1.

Response:  We will amend the Note 7 to restate that the contingent consideration, instead of earnout potential, could total up to $350,000.

We acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you provide them to me by email to jscott@spindle.com.

Very truly yours,
Spindle, Inc.

By: /s/ Jack Scott
Jack Scott Chief Executive Officer and Director

Exhibit A

Spindle, Inc.

Statement of Cash Flows Detail

For the period ended June 30, 2017

		Accounts Receivable	Prepaid & Others	Accounts Payable & Accrued Expenses	Accrued Expenses Related Party	Common Stock & Additional Paid in Capital

	12/31/2016	82,913	160,280	(396,237)	(414,327)	(27,587,208)
	6/30/2017	66,282	613,451	(478,279)	(268,793)	(29,336,466)
		(16,631)	453,171	(82,042)	145,534	(1,749,258)

Items not involving cash:
Loss on sale of assets		13,334					A

Changes in working capital:
Change in Accounts Receivable	63,697	3,297				60,400	B
Change in Prepaid Expenses	61,159		(453,171)			514,330	C
Change in Accounts Payable & Accrued Expenses	188,554			82,042	75,766	30,746	D
	-
Net cash provided by (used in) operating activities	313,410

Notes:	A	Spindle sold its patent licensing revenue stream, which, following the sale, was determined not to be viable. The sales agreement was amicably revised, but Spindle had recorded a receivable from the licensee which had to be written off as a loss since it was uncollectible.	13,334
	B	Spindle shares issued in a transaction that were later returned	60,400
	C	Prepaid Consulting	514,330
	D	Shares paid in lieu of cash	30,746